SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       NEW ENGLAND BUSINESS SERVICE, INC.
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                                (Name of Issuer)

                         Common Stock ($1.00 par value)
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                         (Title of Class of Securities)

                                    643872104
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                                 (CUSIP Number)

                                 Jose Jaramillo
                       Palisade Capital Management, L.L.C.
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 February 9,2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   643872104
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     1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (entities only):

          Palisade  Capital   Management,   L.L.C./I.R.S.   Identification   No.
          22-3330049

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)            Not

     (b)            Applicable

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     3)   SEC Use Only

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     4)   Source of Funds (See Instructions): OO

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e):

          Not Applicable

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     6)   Citizenship or Place of Organization: New Jersey

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                                         7) Sole Voting Power:          917,549*
     Number of                          ----------------------------------------
     Shares Beneficially                 8) Shared Voting Power:              0
     Owned by                           ----------------------------------------
     Each Reporting                      9) Sole Dispositive Power:     917,549*
     Person With                        ----------------------------------------
                                        10) Shared Dispositive Power:         0
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     11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 917,549*

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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions): Not Applicable

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     13)  Percent of Class Represented by Amount in Row (11): 6.8%*

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     14)  Type of Reporting Person (See Instructions): IA

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* Palisade Capital Management,  L.L.C.  ("Palisade") is a registered  investment advisor which has total discretionary authority over the accounts of its clients. 917,549 shares (6.8%) of the common stock, par value $1.00 per share (the "Common Stock"), of New England Business Service, Inc. (the "Company") beneficially owned by Palisade, over which it has sole power to vote and direct the disposition of, are held on behalf of its clients. No one such client account contains more than five percent of the Common Stock of the Company.


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


     Palisade Capital Management, L.L.C. ("Palisade") hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 30,1999 relating to the shares of New England Business Service, Inc. (the "Company") common stock, $1.00 par value (the "Common Stock"), as follows:

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1999, as of February 4, 2000 there were outstanding 13,530,595 shares of the Common Stock. As of February 9, 2000, 917,549 shares (6.8%) of the Common Stock are owned by Palisade on behalf of its clients in accounts over which Palisade has total investment discretion. Therefore, Palisade possesses sole power to vote and direct the disposition of all shares of the Common Stock beneficially owned by it.

     The  following  table  details  the  transactions  since the  filing of the
Schedule 13D dated as of December 17,1999, in the Common Stock by Palisade or any other person or entity controlled by Palisade or any person or entity for which Palisade possesses voting or investment control over the securities thereof, each of which was effected in an ordinary brokerage transaction:

                                   (Purchases)

                                      NONE

                                     (Sales)

 Date                              Quantity                           Price
 ----                              --------                           -----

 December 22, 1999                  17,600                            22.85
 December 22, 1999                  26,400                            22.84
 December 27, 1999                  20,601                            22.76
 December 27, 1999                   4,399                            22.75
 December 29, 1999                   1,200                            23.01
  January 04, 2000                   1,200                            23.65
  January 05, 2000                   1,400                            23.04
  January 07, 2000                   2,800                            22.95
  January 10, 2000                  21,600                            22.96
  January 10, 2000                   1,000                            22.93
Februrary 08, 2000                   2,000                            21.45
 February 08, 2000                  46,900                            21.01
 February 09, 2000                  38,000                            20.88

     Additionally on January 21, 2000, a client of Palisade whose account held 5,200 shares of Common Stock (the "Terminated Shares") terminated its relationship with Palisade so that Palisade no longer possessed any voting and/or dispositive power over the Terminated Shares; accordingly, for the purposes of Regulation 13D Section 240.13d-3, Palisade is no longer deemed beneficial owner of the Terminated Shares.


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



                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                              February 17, 2000


                              /s/ Steven E. Berman
                              ------------------------------------------------
                              Steven E. Berman, in his capacity as a member of Palisade Capital Management, L.L.C.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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